Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated

March 9, 2015 and the Prospectus dated June 3, 2013

Registration No. 333-189023

EPR Properties

PRICING TERM SHEET

$300,000,000 4.500% Senior Notes due 2025

This term sheet supplements the information set forth in the Issuer’s Preliminary Prospectus Supplement dated March 9, 2015 and the Prospectus dated June 3, 2013.

Issuer:	EPR Properties

Guarantors:	Each subsidiary of the Issuer that is a guarantor of its unsecured revolving credit facility, its unsecured term loan facility and its existing 7.750% Senior Notes due 2020, 5.750% Senior Notes due 2022 and 5.250% Senior Notes due 2023.

Aggregate Principal Amount:	$300,000,000

Expected Ratings* (Moody’s/S&P/Fitch):	Baa2 (stable) / BBB- (stable) / BBB- (stable)

Final Maturity Date:	April 1, 2025

Public Offering Price:	99.638%

Coupon:	4.500%

Yield to Maturity:	4.545%

Benchmark Treasury:	UST 2.000% due February 15, 2025

Benchmark Treasury Price/ Yield:	98-08+ / 2.195%

Spread to Benchmark Treasury:	T+235 bps

Interest Payment Dates:	April 1 and October 1 of each year, commencing October 1, 2015

Optional Redemption:	The redemption price for notes that are redeemed will be equal to (i) 100% of their principal amount, plus accrued and unpaid interest, up to, but excluding, the date of redemption, plus (ii) a make-whole premium (T+35 bps). If redeemed on or after 90 days prior to the maturity date, the redemption price for notes that are redeemed will be 100% of their principal amount, plus accrued and unpaid interest, up to, but excluding, the date of redemption.

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Barclays Capital Inc.

Joint Lead Managers:	RBC Capital Markets, LLC KeyBanc Capital Markets Inc.

Co-Managers:	U.S. Bancorp Investments, Inc. BOSC, Inc.

CUSIP / ISIN:	26884U AB5 / US26884UAB52

Denominations:	$2,000 x $1,000

Trade Date:	March 9, 2015

Settlement Date:	March 16, 2015 (T+5)

Form of Offering:	SEC Registered (Registration No. 333-189023)

Net Proceeds:	Approximately $296,000,000, after deducting the underwriting discount and estimated offering expenses.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

*         *         *         *

The Issuer has filed a registration statement (including the Prospectus dated June 3, 2013 and the Preliminary Prospectus Supplement dated March 9, 2015) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus, the Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer, the Guarantors and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, the Issuer, the Guarantors, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and the Preliminary Prospectus Supplement if you request it by contacting Citigroup Global Markets Inc., by telephone toll free at (800) 831-9146; J.P. Morgan Securities LLC, by telephone collect at (212) 834-4533; or Barclays Capital Inc. by telephone toll free at (888) 603-5847.

2